Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-136348

Innovive Pharmaceuticals, Inc.

Prospectus Supplement No. 3 dated October 4, 2006

(to Prospectus dated August 10, 2006)

8,362,852 shares of common stock

This prospectus supplement supplements information contained in that certain prospectus, dated August 10, 2006, relating to the offer and sale by the selling stockholders listed in the prospectus of up to 8,362,852 shares of common stock of Innovive Pharmaceuticals, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus and all previous supplements. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Events Reported in Current Report on Form 8-K

On October 3, 2006, we filed our Current Report on Form 8-K to disclose the discontinuation of one of our compounds, INNO-105, and the hiring of a chief financial officer. The material portions of that Form 8-K are set forth below.

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On October 3, 2006, we issued a press release announcing that we had appointed J. Gregory Jester as our Chief Financial Officer, effective October 16, 2006.

There are no family relationships between Mr. Jester, who is 39 years old, and any director or executive officer of the Company. Prior to our appointment of Mr. Jester, he was employed by Barr Pharmaceuticals, Inc. from November 1995 to May 2006, most recently as Vice President and Corporate Controller where he was responsible for corporate and operational accounting, financial reporting and analysis, budgeting and forecasting as well as all SEC filings.

Except for the employment agreement, there are no transactions between us and Mr. Jester.

The material provisions of the employment agreement are as follows:

•	Mr. Jester’s base salary is $190,000 per year, subject to increases or decreases from time to time by our Board of Directors;

•	Mr. Jester is entitled to performance-based bonuses of up to 50 % of his base salary;

•	Upon commencement of employment, Mr. Jester will receive incentive stock options to purchase 90,000 shares of our common stock at an exercise price of $3.96 per share, subject to vesting in three equal annual installments;

•	Upon termination of Mr. Jester’s employment by us without “Cause” or by Mr. Jester with “Good Reason” (both as defined in the agreement), we will pay Mr. Jester severance equal to his base salary for a period of six months following termination, and pay for any continuation of any health insurance in place for a period of up to six months from termination; and

•	Mr. Jester agreed to a one-year non-compete following termination of his employment for any reason.

Item 8.01.	Other Events.

On September 29, 2006, we issued a press release announcing that based on results of a Phase 1 clinical trial, we will discontinue development of INNO-105.

The material portions of that press release are set forth below.

“After careful review of trial results, we have decided to concentrate our resources on the rest of our oncology pipeline and to seek more promising compounds,” said Steven Kelly, President and Chief Executive Officer, INNOVIVE.

Trial results showed that INNO-105 appears unlikely to achieve desired plasma levels without demonstrating adverse side effects. The compound is a naturally occurring peptide that inhibits cell growth and division by interacting with OGFr, a unique receptor found on the nuclear membrane of a wide range of malignant cells.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 3 is October 4, 2006.

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